Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 7, 2023

The Charlie Kirk Show– Interview with Charlie Kirk and Michael Seifert

The Charlie Kirk Show

March 4, 2023

Charlie Kirk: We need to build a parallel economy. We've talked about that for quite some time. You need to build a parallel economy, need to build a parallel economy, but there is one company that is actually doing it and they have an extraordinarily exciting announcement. And joining us now is a friend of mine, someone who's a great American patriot, a visionary entrepreneur, Michael Seifert, and he is behind PublicSq. that has a very big announcement. Michael, welcome to the program.

Michael Seifert: Thanks for having me, Charlie. Good to see you.

Charlie Kirk: Michael, share the good news with our audience and walk us through what is PublicSq. and what to you - what do you hope to achieve?

Michael Seifert: Well, thanks for asking. First of all, we have created the largest network of patriotic businesses and consumers the country has ever seen. We were hungering for a parallel economy. We were tired of just complaining about it. So, we actually created one and today, less than eight months after our national launch, we are the largest network with hundreds of thousands of active member consumers and tens of thousands of businesses that are all aligned in their value so that there's trust as a part of every single transaction. This week, we have a major announcement. We are going public. We are accompanied by the people, for the people, and soon we get to be owned by we the people. And so there's a great company, a SPAC that's currently public called CLBR. That is taking us public. It's a fantastic team that's like minded in our values. And we're really looking forward to this because we've been a company that's been so grassroots built, it's been we the people that have built this, it's the only way that it's worked to date, we were a bunch of average people that just cared enough to do something and now this company, it gets to be owned by average Americans that just want to support companies that do not hate them, that will help put purpose behind their purchase so that they can actually change the country with the power of their wallet. That's the best testimony we ever hear, Charlie, is when people say “I feel like I'm changing the country by purchasing a cup of coffee differently from this app where I get incentive to spend money in alignment with our values.” So it's been a wild ride so far, but I can confidently tell you we are just getting started.

Charlie Kirk: And so what are the values of PublicSq. then? Because I mean, I can go example after example. In fact, let's play one here, um, because instead of you telling me your values, let's just tell you - let's just see what they are not. Where's the Hershey chocolate? Have you seen this Hershey chocolate thing?

Michael Seifert: Yeah, absurd.

Charlie Kirk: It's really unbelievable. We have it - we have it cut 1:11 okay -  so I don't think PublicSq. will ever have men masquerading as women promoting their products - play cut 1:11.

“My name is Paige Johnstones, the Executive Director of Wisdom to Action, we can create a world where everyone is able to live in public space as their honest and authentic selves. To the woman changing how we see the future at Hershey's Canada.”

So that's just one of probably a million examples of why you're doing what you're doing. Why is Hershey's chocolate having people that are under a transgender delusion promoting their sugary chocolate? I'm confused.

Michael Seifert: Because they're scared - they are scared of the milkman mob coming after them. They don't actually believe that, like, the reality is the CEO of Hershey's - there is not one single iota of his being that actually believes that that commercial speaks to any semblance of reality. The only reason they're doing it is because there was some DEI officer at some rank of the company that said that this will help them win amongst a certain demographic that will roast them unless they puppet the message of the regime of the day. And so, the reality is what companies like Hershey's need to learn is that the last emerging market in the world and a major major market is the 100 million plus American consumers that are traditionally valued. They love this country. They love their freedoms. They believe in biological gender, the reality that there is man and there is woman, they believe in truth, and they're tired of being lectured by companies when they're just trying to buy a chocolate bar. And so, what we've done is we've provided a marketplace where sanity wins and in the process, not only is it very lucrative for the business owners because they're seeing their - their profits burst from consumers that are values driven to go there. It's also really liberating. Because there's a marketplace that embraces reality, embraces truth, and we're not trying to pick fights with anyone. We are simply running in this lane. They're the ones that picked this battle. They kept telling us for years “go build your own, go build your own”. So, we did. We built our own, and, uh, it's thriving. There are multiple chocolate companies on the app, actually. And this week has been a very good week.

Charlie Kirk: Yeah, I see a couple of them on the front page of the website and the app just so everyone knows it's PulbicSQ. Is that how you find it in the app store? Is that right?

Michael Seifert: Yep, absolutely. You can search PublicSQ if you search “Public Square” we will still show up first, or you can head to publicsq.com to get started. You'll also see our five values on that page. And so you know we'll- you’ll see right underneath our values that says pro-life, pro family, pro freedom. Our mission guides, everything we do, and businesses you find on PublicSQ are values aligned by design. And so, we have five values. We’re united in our commitment to freedom and truth. That's what makes us Americans. Truth - objective truth. Number two, we will always protect the family unit and celebrate the sanctity of every life.

Charlie Kirk: Mhm.

Michael Seifert: Number three, we believe small businesses and the communities who support them are the backbone of our economy. We are fundamentally anti globalist. We believe in a local economy. We believe in an American economy. Number four, we believe in the greatness of this nation, and we'll always fight to defend it. We are, uh, nationalists at our core in the sense that we believe that the United States should take care of itself before it worries about the world because the best way we can actually serve the world is by serving as an example of what a healthy nation state looks like. And then finally, number five, our constitution is non-negotiable. Government is not the source of our rights, so it cannot take them away. And so, when businesses sign up, they see those values and, uh, they say that they're going to respect those values. They're not gonna spend time, money or resources antagonistically against them, and they're off to the races connected to hundreds of thousands of consumers that are excited to put purpose behind it.

Charlie Kirk: and I think you're just touching the surface here because what you're also trying to do, Michael and build this out we have a couple minutes, is you're trying to change the incentive structure, which I think is the most brilliant part of what you're doing. And it's not as clear on the surface, because right now there is an incentive to be “woke.” The incentive is that you don't have these crazy people shouting at you and calling for your resignation. We call it the “woke excise tax”. You know, Goldman, Hershey, BlackRock, they would much rather just pay 10 to 15 million dollars to, you know, some trans-nonprofit and then they feel as if that's just their penance that protects them. What you're trying to say, though, is no actually we want to make an incentive. We want to create a reward if you are pro American.

Michael Seifert: That's absolutely right. We're actually trying to shift who wins in our economy. Because for far too long, the DEI/ESG crowd has won at the massive corporate level, and it was really sad during COVID. There was a great example of this. You saw some major corporate entities like Walmart and Amazon preaching about the need for further lockdowns. Meanwhile, the small businesses that couldn't lobby the government were locked down, and they had no say in the matter, and they were deemed non-essential. And so, we're actually trying to rewrite the script here. We're trying to tell people a loud and clear message. Small businesses in this country that love their freedoms, love the liberties and the rights endowed by our Creator, these unalienable rights, these businesses will actually win in the long run. We ran a market survey, Charlie, in 27 states when we got started, when I originally had this idea, we asked a few hundred consumers from around the country just to kind of test our idea. We said how many of you, all of which were conservative, but they all came from different socioeconomic backgrounds. How many of you would drive 10 minutes farther or spend 10% more if you knew that every dollar you were spending was in alignment with your values? 98% of our consumers said yes.

Charlie Kirk: Praise God.

Michael Seifert: And so, the beauty of what happens here, amen, amen. The beauty of what happens here, Charlie, is that not only will the right businesses win - the ones that have stood up to the freedoms of each and every consumer and has refused to infringe upon the rights or the values of literally one hundred plus million Americans that are consumer age. Not only is that the case, but also, we will send a very clear message to the Starbucks of the world, the Targets of the world, the Walmarts of the world, the Disney's of the world, the Amazons of the world, the PayPals of the world, the PNC banks of the world, that were done.

Charlie Kirk: Yep.

Michael Seifert: Done with their system. We're unsubscribing and we found a parallel economy that will embrace us for who we are.

Charlie Kirk: Their power has been that we do not have an escape pod. We have not been able to disconnect from their sources. They're able to be awful to us because like, “oh, where are you gonna go?” Like, actually, you know, we'll start to be able to go to rumble. We'll go to PublicSq., like we'll start new companies. And yeah, you know, it's not gonna be the same size as Coca Cola out of the gate. It's not gonna be the same size as Goldman, but honestly, the advantage will be in the agility that we don't have to have the corporate overhead of Coca Cola. I'm telling you; it's going to be bad for business to be “woke.” It already is. And these companies, it's going to start to affect their bottom line. I can't wait for it. Companies that have strong values are going to thrive in this upcoming economic catastrophic recession.

Charlie Kirk: So, Michael, a question, we got Michael from PublicSq. by the way, download the app. “Charlie, can you ask Michael, what sectors or industries do you think are most missing from the parallel economy? How can we fill in the gaps?” That's a really good question. Michael, what are your thoughts?

Michael Seifert: That is a fantastic question. It's actually something that we've recently polled our consumers. We've asked them, hundreds of thousands of them, what's the hardest thing to find? Where do you feel like there's the greatest lack? Some of the common answers or financial services. So, for example, Visa, MasterCard, Discover, those are sort of the big three, and it's very difficult to have alternatives to them. Other industries that are difficult to find alternatives to are things like insurance. Uh, we have a lot of people asking for alternatives to PayPal and there are some that are fast emerging. The good news is - is that there are not no answers to these questions. There are not zero alternatives. Some of them are actually being built currently or they're a little bit smaller. So sometimes they take a little bit of inconvenience in order to get them up to speed but I would cite Rumble as a great case study of -

Charlie Kirk: Yup, I agree.

Michael Seifert: of what happens when we actually support a company from its early stages, that is trying to be an alternative to one of the big boys. You'll find that over time, as more and more people adopt and they put up with maybe a little bit less features than YouTube, you're gonna find that the platform today, Rumble, can do everything YouTube can do. And the audience there is exploding. So, I would tell people, especially whoever asked this question, it's a great one. Don't let any sort of lag stop you from starting somewhere. People ask all the time “Well, we have iPhones and Google phones and so what's the point? Like they already just have too much of us, like your way it - just it's not going to ever work to have this parallel economy.” Our answer is a simple rebuttal. If you don't start somewhere, we'll never take over Apple. But if you start somewhere, who knows what might happen because you're going to continue to consolidate funds and capital into this parallel economy that will grow on itself. It'll compound. So, you can actually help create a new iPhone one day by purchasing a cup of coffee from someone that doesn't hate you, from buying a new pair of clothes from someone that doesn’t hate you, by using Rumble instead of YouTube.

Charlie Kirk: Mhm.

Michael Seifert: And you'll find that over time, this is a long game. The left understands that by the way, they know it's a long game and they've been planning for this for thirty, forty years. We have to have that same mentality. We have to have the long game in mind. I'm doing this for my daughter, Charlie.

Charlie Kirk: Same.

Michael Seifert: I know you're doing your kid too. Right? It's - It's the reason we're doing this. It's why we have the long game longevity-focused fight in mind. I will say confidently that I believe twenty, thirty years from now, there will be massive, massive companies doing phenomenal work -

Charlie Kirk: Yup.

Michael Seifert: with the principles of American enterprise at the core of their being because regular patriots today in 2023 stepped up and, for their daily consumer purchases to the best of their abilities, spent money in alignment with their values.

Charlie Kirk: Yeah, and they, this is what they fear the most. This is why they're trying to take out Rumble. Rumble is going to succeed, and Rumble has successfully de-SPAC’d. So, tell us Michael, are you going to get actually into consumer products too? I mean, what is the goal? What - what can you share publicly about that?

Michael Seifert: That's a great question, Charlie. Glad you asked. Uh, I will tell you that the long-term vision of PublicSq. is that the app would exist as an ecosystem where businesses and consumers could gather together. Majority of the businesses on the platform will actually give you discounts for shopping there so you can receive incentive for spending money in alignment with your values. We then use our search bar to understand what are consumers looking for? What are the pot - what are the products that are most popular to them? We then use that data; we go out to the market and we figure out where there are no good alternatives. And then we actually create our own alternatives and sell them back into the market so that we have, uh, alternatives in the spaces where they don't currently exist and we're able to do it with better margins than our competitors because we already have the customer acquisition channel built into the model. So yes, the - the short answer is absolutely. Consumer products are in our future and to the person's question from earlier, we are paying close attention to where there are no alternatives for how we might be able to fulfill those.

Charlie Kirk: There's some kind of openings that I think people would be surprised - where there's been some stealthy monopolization activity where all of a sudden you look around like “wow, every company at my choice that I have to choose from, it's like four companies and they all are against my values” and it could be anything from like, I don’t know, like toothpaste to just stuff like that where you wouldn't really think like “wow, okay, Gillette,” which you know, is obviously into razors and also shaving cream. By the way, be careful what kind of shaving cream you use as a separate issue because of all the chemicals and garbage but “they are some of the big trans thing. Push - like Gillette is huge in the trans thing. And obviously they're a multi multi multi billion-dollar enterprise. So, in closing here, Michael, remind our audience, what is the public ticker symbol? And then how can they individually download the app?

Michael Seifert: Yeah, thanks for asking, Charlie. The public ticker symbol - symbol of the SPAC - is CLBR. Columbier Acquisition Corp. The best way to get started on your PublicSq. journey is PublicSq.com. You can there find information about our values, where we're from, you can create an account, you can sign up, you can also direct to the App Store to Google Play if you'd prefer to use it in a mobile environment. PublicSq.com - best place to get started.

Charlie Kirk: Great.

Michael Seifert: Ticker symbol CLBR. Charlie, thank you so much for having me on.

Charlie Kirk: You bet, Michael. Keep fighting and we have to build this parallel economy. Thank you.

Michael Seifert: Amen, thank you.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.